SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29770]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

August 26, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August 2011. A copy of each application may be

obtained via the Commission's website by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 20, 2011, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-8010.

UBS Tamarack International Fund, LLC [File No. 811-10341]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 30, 2011, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $21,000 incurred in connection with the liquidation were paid by applicant.

<u>Filing Dates</u>: The application was filed on June 24, 2011 and amended on August 5, 2011.

<u>Applicant's Address</u>: c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Blvd., Stamford, CT 06901.

Nicholas-Applegate Institutional Funds [File No. 811-7384]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On March 26, 2010, applicant's Nicholas-Applegate International Systematic Fund series made a liquidating distribution to its shareholders, based on net asset value. On March 19, 2010 and April 9, 2010, applicant's remaining eleven series transferred their assets to corresponding series of either Allianz Funds or Allianz Funds Multi-Strategy Trust, based on net asset value. Expenses of $184,981 incurred in connection with the liquidation and reorganization were paid by Nicholas-Applegate Capital Management LLC, applicant's investment adviser, and Allianz Global Investors Fund Management LLC, investment adviser and administrator of the surviving funds.

<u>Filing Dates</u>: The application was filed on December 10, 2010, and amended on August 19, 2011.

<u>Applicant's Address</u>: 600 West Broadway, 30th Floor, San Diego, CA 92101

Fort Pitt Capital Funds [File No. 811-10495]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

On July 15, 2011, applicant transferred its assets to a corresponding shell portfolio of Advisors

Series Trust, based on net asset value. Expenses of $176,733 incurred in connection with the

reorganization were paid by Fort Pitt Capital Group, Inc., applicant's investment adviser.

<u>Filing Date</u>: The application was filed on August 11, 2011.

<u>Applicant's Address</u>: 680 Anderson Dr., Foster Plaza Ten, Pittsburgh, PA 15220.

Barrett Funds [File No. 811-9035]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

On March 31, 2010, applicant transferred its assets to Barrett Growth Fund, a series of Trust for

Professional Managers, based on net asset value. Expenses of approximately $92,867 incurred

in connection with the reorganization were paid by Barrett Associates, Inc., applicant's

investment adviser.

<u>Filing Date</u>: The application was filed on August 9, 2011.

<u>Applicant's Address</u>: 90 Park Ave., New York, NY 10016.

Pacific Capital Funds [File No. 811-7454]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 22, 2010, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $25,577 incurred in connection with the liquidation were paid by Bank

of Hawaii, applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on August 30, 2010 and amended on April 13, 2011.

<u>Applicant's Address</u>: 3435 Stelzer Rd., Columbus, OH 43219.

FS Variable Annuity Account Nine [File No. 811-21230]

Summary: Applicant, a unit investment trust registered under the Investment Company Act of 1940, seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant states that it has no contractowners and no outstanding contracts that allocate premiums and contract value to the Separate Account. Applicant also states that the contract was registered on Form N-4 and offered out of the Separate Account (File No. 333-118225) and that the last remaining contract was surrendered on August 13, 2010.

Because the Depositor has decided to discontinue sales of the variable annuity contract and has no plans to develop any other variable annuity contracts that would be supported by the Separate Account, and because there are currently no assets in the Separate Account or its subaccounts, the Depositor has determined that it will not use the Separate Account as a funding medium to support future sales of any other variable annuity contract and that the Separate Account should be deregistered.

Filing Dates: The application was filed on March 17, 2011, and amended and restated on June 24, 2011.

Applicant's Address: One World Financial Center, 200 Liberty Street, New York, New York 10281.

Hartford International Opportunities HLS Fund Inc. [File No. 811-6059]
Hartford Stock HLS Fund Inc. [File No. 811-2630]
Hartford Small Co HLS Fund Inc. [File No. 811-7557]
Hartford Mortgage Securities HLS Fund Inc. [File No. 811-4201]
Hartford Money Market HLS Fund Inc. [File No. 811-3662]
Hartford Midcap HLS Fund Inc. [File No. 811-8185]
Hartford Index HLS Fund Inc. [le No. 811-5045]
Hartford Global Advisers HLS Fund Inc. [File No. 811-8804]

Hartford Dividend & Growth HLS Fund Inc. [File No. 811-8186]
Hartford Capital Appreciation HLS Fund Inc. [File No. 811-4005]
Hartford Bond HLS Fund Inc. [File No. 811-3660]
Hartford Advisors HLS Fund Inc. [File No. 811-3659]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On April 30, 2002, applicants' Board of Directors approved the merger of the applicants with a corresponding series of Hartford Series Fund, Inc. On July 16, 2002, applicants' shareholders approved the decision to engage in a merger. On August 28, 2002, each applicant transferred its assets to a corresponding series of the Hartford Series Fund, Inc. at net asset value. Applicants incurred no expenses with regard to the merger.

Filing Dates: The applications were filed on July 9, 2008, and amended on September 30, 2008.

Applicants' Address: 200 Hopmeadow Street, Simsbury, CT 06089.

Presidential Variable Account One [811-5474]

Summary: The Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The Applicant has no contract owners or shareholders and no outstanding contracts. Presidential Life Insurance Company, as the Applicant's depositor, has determined that the Applicant should be deregistered inasmuch as it is not engaged in or intending to engage in any business activities other than those necessary for winding up its affairs.

Filing Dates: The application was filed on May 19, 2009, and amended on October 1, 2009, and June 25, 2010.

Applicant's Address: Presidential Variable Account One, Presidential Life Insurance Company, 69 Lydecker Street, Nyack, New York 10960.

Federal Life Trust [File No. 811-22145]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant intends to deregister but to continue operations with the general account of Federal Life Insurance Company (Mutual) as its only remaining holder.

Filing Dates: The application was filed on June 30, 2011, and amended on July 28, 2011.

Applicant's Address: 3750 West Deerfield Road, Riverwoods, IL 60015.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

              Elizabeth M. Murphy
                 Secretary